==============================================================================


                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                              SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                             RIO GRANDE, INC.
                             (Name of Issuer)


                  Common Stock, $.01 Par Value Per Share
                      (Title of Class of Securities)


                                767094 20 4
                              (CUSIP Number)

                              Tye G. Darland
                         Koch Exploration Company
                        4111 East 37th Street North
                           Wichita, Kansas 67220
                               (316) 828-8623

      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                              January 16, 1997

          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box    [ ]

      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




CUSIP  NO.:  767094 20 4

(1)    NAMES OF REPORTING PERSONS :  Koch Exploration Company
-------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)   [ ]
                                                                     (B)   [ ]
-------------------------------------------------------------------------------
(3)    SEC USE ONLY
-------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS:  WC
-------------------------------------------------------------------------------
(5)    CHECK BOX OF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                [ ]

-------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION:  STATE OF KANSAS
===============================================================================
         NUMBER OF SHARES       (7) SOLE VOTING POWER     2,733,975 (100,000
                                                          of such shares of
                                                          Common Stock will
                                                          be acquired when its
                                                          nominees join the
                                                          Rio Grande board of
                                                          directors and the
                                                          remaining shares of
                                                          Common Stock may be
                                                          acquired upon
                                                          conversion of the
                                                          Series B Preferred
                                                          Stock)
                              -----------------------------------------------
         BENEFICIALLY OWNED   (8) SHARED VOTING POWER           - 0 -
                              -----------------------------------------------
          BY EACH REPORTING   (9) SOLE DISPOSITIVE POWER  2,733,975 (100,000
                                                          of such shares of
                                                          Common Stock will
                                                          be acquired when its
                                                          nominees join the
                                                          Rio Grande board of
                                                          directors and the
                                                          remaining shares of
                                                          Common Stock may
                                                          be acquired upon
                                                          conversion of the
                                                          Series B Preferred
                                                          Stock)
                             -------------------------------------------------
             PERSON WITH     (10) SHARED DISPOSITIVE POWER        - 0 -
==============================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON :
2,733,975 shares (100,000 of such shares of Common Stock will be acquired when its nominees join the Rio Grande board of directors and the remaining shares of Common Stock may be acquired upon conversion of the Series B Preferred Stock)
------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   33.0%

------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON:   CO

==============================================================================

CUSIP  NO.:  767094 20 4

(1)    NAMES OF REPORTING PERSONS :  Koch Industries, Inc.
------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)   [ ]
                                                                    (B)   [ ]
------------------------------------------------------------------------------
(3)    SEC USE ONLY

------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS:  Not Applicable
------------------------------------------------------------------------------
(5)    CHECK BOX OF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                               [ ]
------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION:  STATE OF KANSAS
==============================================================================
          NUMBER OF SHARES    (7) SOLE VOTING POWER      2,733,975 (100,000
                                                         of such shares of
                                                         Common Stock will be
                                                         acquired when its
                                                         nominees join the
                                                         Rio Grande board of
                                                         directors and the
                                                         remaining shares of
                                                         Common Stock may be
                                                         acquired upon
                                                         conversion of the
                                                         Series B Preferred
                                                         Stock)
                              ------------------------------------------------
        BENEFICIALLY OWNED    (8) SHARED VOTING POWER            - 0 -
                              ------------------------------------------------
         BY EACH REPORTING    (9) SOLE DISPOSITIVE POWER  2,733,975 (100,000
                                                          of such shares of
                                                          Common Stock will
                                                          be acquired when its
                                                          nominees join the
                                                          Rio Grande board of
                                                          directors and the
                                                          remaining shares of
                                                          Common Stock may
                                                          be acquired upon
                                                          conversion of the
                                                          Series B Preferred
                                                          Stock)
                              -------------------------------------------------
           PERSON WI          (10) SHARED DISPOSITIVE POWER      - 0 -
===============================================================================
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,733,975 shares (100,000 of such shares of Common Stock will be acquired when its nominees join the Rio Grande board of directors and the remaining shares of Common Stock may be acquired upon conversion of the Series B Preferred Stock)
------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.0%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON:  CO

==============================================================================


                              SCHEDULE 13D

Item 1.  Security and Issuer

         Shares of Common Stock, $.01 par value per share (the "Common Stock"), of Rio Grande, Inc. ("Rio Grande"), 10101 Reunion Place, Suite 210, San Antonio, Texas 78216-4156.

Item 2.  Identity and Background

1.    (a) - (c) and (f).   One of the persons filing this statement is Koch
      Exploration Company, a Kansas corporation ("KEC"). KEC's principal office is located at 4111 East 37th Street North, Wichita, Kansas 67220. KEC is principally engaged in the acquisition and production of natural gas properties. KEC is a wholly-owned subsidiary of Koch Industries, Inc.

           The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of KEC are as set forth on Appendix A attached hereto and are incorporated herein by reference.

      (d) and (e).   Neither KEC, nor to the best of its knowledge, any person
      listed on Appendix A has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.    (a) - (c) and (f).   One of the persons filing this statement is Koch
      Industries, Inc., a Kansas corporation ("Koch"). Koch's principal office is located at 4111 East 37th Street North, Wichita, Kansas 67220. Koch is a diversified energy company.

           The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Koch are as set forth on Appendix B attached hereto and are incorporated herein by reference.

      (d) and (e).   Neither Koch, nor to the best of its knowledge, any
      person listed on Appendix B has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

      On January 16, 1997, Rio Grande issued and sold to KEC 500,000 shares of Rio Grande's Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock") and 500,000 shares of Rio Grande's Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), for an aggregate purchase price of $10,000,000. Rio Grande also granted KEC an option to purchase an additional 200,000 shares of Series A Preferred Stock for an aggregate exercise price of $2,000,000, such option to be exercised at any time on or after January 16, 1999 but on or before January 16, 2000. The consideration used by KEC for the acquisition reported herein came from the working capital of KEC.

Item 4.  Purpose of Transaction

      KEC acquired the Series A Preferred Stock and the Series B Preferred Stock contemporaneously and in connection with an affiliate of KEC agreeing to enter into a master commodity swap agreement with Rio Grande with respect to U.S. Gulf Coast pipeline kerosene-based aviation jet fuel. KEC acquired the Series A Preferred Stock and the Series B Preferred Stock as an investment and is bound by the terms and conditions of the Preferred Stock Purchase Agreement dated as of January 16, 1997 by and between KEC and Rio Grande (the "Purchase Agreement") (a copy of which is attached hereto as Exhibit 2), a Registration Rights Agreement dated as of January 16, 1997 by and between KEC and Rio Grande (the "Registration Rights Agreement") (a copy of which is attached hereto as Exhibit 3), a Stockholders Agreement dated as of January 16, 1997 by and among Robert A. Buschman and Guy Bob Buschman and their spouses, Rio Grande and KEC (the "Stockholders Agreement") (a copy of which is attached hereto as Exhibit 4) and the Certificate of Designations of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of Rio Grande, Inc. (the "Certificate of Designations") (a copy of which is attached hereto as
Exhibit 5). The Purchase Agreement, the Registration Rights Agreement, the Stockholders Agreement and the Certificate of Designations are incorporated herein by reference and are described in greater detail in Item 6.

      The Stockholders Agreement places certain limitations on KEC's ability to sell the Series B Preferred Stock. Subject to the terms and conditions of the Purchase Agreement, the Registration Agreement, the Stockholders Agreement and the Certificate of Designations; to a continuing review of the prospects of Rio Grande, market conditions and economic conditions; and to other relevant factors, KEC may purchase shares of Common Stock, will, as long as its nominees are on the Rio Grande board of directors, acquire shares of Common Stock (up to a maximum of 75,000 shares per director) pursuant to a Rio Grande non-qualified stock plan and may purchase 200,000 additional shares of Series A Preferred Stock pursuant to the option it has received or may dispose of the shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock it owns or may otherwise acquire.

      Although their plans may change in the future, except as otherwise noted, neither KEC nor Koch have any plans or proposals, other than as described herein, that relate to or would result in the following:

      (a) The acquisition of additional securities of Rio Grande or the disposition of securities of Rio Grande, except that KEC may convert the Series B Preferred Stock in accordance with the terms of Section B.5 of the Certificate of Designations (which is described in greater detail in Item 6); KEC, between January 16, 1999 and January 16, 2000, may exercise its option to acquire an additional 200,000 shares of Series A Preferred Stock for $2,000,000; and KEC, annually and as long as its nominees are on the Rio Grande board of directors (up to a maximum of 75,000 shares per director), will acquire shares of Common Stock pursuant to a Rio Grande non-qualified stock plan;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rio Grande or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of Rio Grande or any of its subsidiaries;

      (d) Any change in the present board of directors or management of Rio Grande, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that KEC intends to name two directors to join the present Rio Grande board of directors;

      (e) Any material change in the present capitalization or dividend policy of Rio Grande;

      (f) Any other material change in Rio Grande's business or corporate structure;

      (g) Changes in Rio Grande's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Rio Grande by any person;

      (h) Causing the Common Stock, which is not currently listed on an exchange to be delisted from an exchange;

      (i) A class of equity securities of Rio Grande becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

      (a) KEC may be deemed to beneficially own 2,733,975 shares of Common Stock (33.0%), 100,000 of which it will acquire when its two nominees join the Rio Grande board of directors and the remaining shares which it may acquire upon the conversion of the Series B Preferred Stock into Common Stock (which can occur at any time). Pursuant to a Rio Grande non-qualified stock plan, each director will receive 50,000 shares of Common Stock when they join the board of directors and, annually thereafter, receive an additional grant of 5,000 shares of Common Stock per year as long as they remain a director of Rio Grande until such director has received a total of 75,000 shares pursuant to the plan. All shares of such Common Stock which otherwise would be issued to the nominees of KEC will, pursuant to the terms of the non-qualified stock plan, instead be issued directly to KEC and such shares of Common Stock will be owned by KEC. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by Rio Grande with the Securities and Exchange Commission for the quarter ended October 31, 1996 and assumes full conversion into Common Stock of all of the shares of Series B Preferred Stock held by KEC. None of the other persons whose names are listed on Appendix A or Appendix B or Koch beneficially owns any shares of Common Stock of Rio Grande.

      (b) Koch, by virtue of its status as the owner of 100% of the outstanding capital stock of KEC, may be deemed to be, for purposes of this
Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by KEC. As a result, KEC and Koch each may be deemed to have voting and disposition power with respect to all of the shares of Common Stock owned by KEC. However, Koch disclaims beneficial ownership as to all of the shares of Common Stock owned by KEC. In addition, all of the shares of Common Stock beneficially owned by KEC are subject to the terms and conditions of the Purchase Agreement, the Registration Agreement, the Stockholders Agreement and the Certificate of Designations.

      (c) Except as described herein, there have been no transactions by KEC, Koch or the persons whose names are listed on Appendix A or Appendix B in securities of Rio Grande during the past sixty days.

      (d) No one other than KEC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by KEC.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      KEC's rights with respect to the shares of Common Stock of Rio Grande are subject to the terms and conditions of the Purchase Agreement, the Registration Agreement, the Stockholders Agreement and the Certificate of Designations. For a complete description, your attention is directed to each of these documents which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference. A summary of these terms and conditions are described below:

Purchase Agreement
------------------

      KEC and Rio Grande entered into the Purchase Agreement, as of January 16, 1997, which, among other things, provides for the purchase by KEC at a purchase price of $10 million of 500,000 shares of Series A Preferred Stock and 500,000 Shares of Series B Preferred Stock from Rio Grande and grants to KEC the right to purchase at a purchase price of $2 million an additional 200,000 shares of Series A Preferred Stock on or after January 16, 1999 but on or before January 16, 2000. The Purchase Agreement also granted to KEC the right of first refusal in regard to future financings of Rio Grande by the issuance of new securities. The Purchase Agreement further states that all of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, par value $.01 per share (the "Series C Preferred Stock") will contain a legend stating that such shares have not been registered. In addition, the Series B Preferred Stock and the Series C Preferred Stock will contain a legend stating that they cannot be transferred without transferring the corresponding shares of Series B Preferred Stock or Series C Preferred Stock, as the case may be, as well. Finally, the Purchase Agreement contains certain negative covenants which prohibit Rio Grande from performing certain acts without the consent of KEC, as long as KEC owns at least $2,500,000 in aggregate face value of the Series A Preferred Stock and the Series B Preferred Stock.

Registration Agreement
----------------------

      KEC and Rio Grande entered into the Registration Agreement, as of January 16, 1997, pursuant to which, among other things, KEC is entitled, subject to certain limitations, to include its shares of Common Stock issuable on the conversion of the Series B Preferred Stock owned by KEC in certain registrations with the Securities and Exchange Commission initiated by Rio Grande under the Securities Act of 1933, as amended. The Registration Agreement also provides that KEC may require Rio Grande to effect an additional three demand registrations of all or a specified portion of Rio Grande's Common Stock owned by KEC which was issued or is issuable upon the conversion of the Series B Preferred Stock owned by KEC and, in addition, contains other customary provisions.

Stockholder Agreement
---------------------

      KEC, Rio Grande, Robert Buschman and Guy Bob Buschman, and their respective spouses, have entered into the Stockholders Agreement, as of January 16, 1997, which, among other things, provides that if Robert Buschman or Guy Bob Buschman proposes to transfer, sell or otherwise dispose of their shares of Common Stock in Rio Grande, KEC would have the right to participate in such transfer under the same terms and conditions. In addition, Robert Buschman and Guy Bob Buschman were granted the right of first purchase on any proposed sale or transfer of Series B Preferred Stock owned by KEC. Finally, the Stockholders Agreement provides that Robert Buschman and Guy Bob Buschman have agreed to vote their respective shares of Common Stock in favor of the nominees selected by KEC to the Board of Directors of Rio Grande once KEC owns greater than 10% of the Common Stock of Rio Grande. The Stockholders Agreement further provides that Robert Buschman and Guy Bob Buschman may not sell, assign, or otherwise transfer any shares of Common Stock owned by them on or before January 18, 2000.

Certificate of Designations
---------------------------

      Rio Grande has executed the Certificate of Designations, as of January 16, 1997, which, among other things, establishes and fixes the number of shares to be included in any series of preferred stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series.

      With respect to the Series B Preferred Stock, KEC shall be entitled to receive cumulative dividends at the rate of .035 shares of Series C Preferred Stock per fiscal quarter for each share of Series B Preferred Stock it owns. On the earlier to occur of the date when Rio Grande does not have a sufficient number of shares of Series C Preferred Stock available for issue as dividends or the date on which any shares of Series C Preferred Stock are redeemed pursuant to Section B.4 of the Certificate of Designations, KEC shall be entitled to receive cumulative cash dividends compounded annually at the rate of fourteen percent (14%) of the face value of the Series B Preferred Stock per share per annum.

      As long as KEC owns all the Series B Preferred Stock, it will be entitled to cast twenty-four percent (24%) of the votes eligible for casting on that date in respect to any and all matters presented to the stockholders of Rio Grande for their action or consideration. In addition, as long as KEC owns all the shares of Series B Preferred Stock, KEC will be entitled to cast fifty-one percent (51%) of the votes eligible for casting on that date with respect to any and all matters presented to the stockholders of Rio Grande if Rio Grande has failed to pay in whole or in part three consecutive quarterly dividends. Such voting percentages will be decreased pro rata with KEC's reduction in ownership of the shares of Series B Preferred Stock.

      In addition, for so long as there are more than two hundred thousand (200,000) shares of Series B Preferred Stock issued and outstanding, the holders of the Series B Preferred Stock shall have the right at each stockholder meeting for the election of directors to nominate and elect to Rio Grande's board of directors that number of individuals who represent not less than one-third (1/3) of the number of members constituting the board. If there are less than two hundred thousand (200,000) shares of Series B Preferred Stock issued and outstanding, the holders of the Series B Preferred Stock shall have the right to elect one (1) member of the board of directors of Rio Grande. If Rio Grande shall be in arrears in whole or in part with regard to quarterly dividends for three (3) consecutive dividend payment dates or does not redeem the Series B Preferred Stock on the redemption date as more specifically described in the Certificate of Designations or a significant event occurs, as more specifically described in the Certificate of Designations, the holders of the Series B Preferred Stock shall have the right at any annual or special meeting of stockholders to nominate and elect to Rio Grande's board such number of individuals representing a majority of the number of members constituting Rio Grande's board.

      If, on or before January 16, 2002, Rio Grande successfully completes a registered public offering resulting in gross proceeds to Rio Grande of more than fifteen million dollars ($15,000,000) but less than or equal to twenty million dollars ($20,000,000), each holder of Series B Preferred Stock may elect to require Rio Grande to redeem not more than one-half (1/2) of the then issued and outstanding shares of Series B Preferred Stock owned by such holder at an amount per share of Series B Preferred Stock equal to the offering price of the Common Stock sold in such registered offering. Upon such an election, an equal percentage of Series B Preferred Stock held by any such holder shall be converted into Common Stock. If Rio Grande does not successfully complete a registered on or before January 16, 2002, then at any time after such date, the holders of a majority of the then issued and outstanding shares of Series B Preferred Stock may elect or require Rio Grande to redeem shares of Series B Preferred Stock in an amount equal to the face value plus accrued but unpaid dividends. Furthermore, Rio Grande may, at any time after January 16, 2003 redeem all of the then issued and outstanding shares of Series B Preferred Stock if all accrued dividends have been declared and paid through the most recent dividend payment date. The redemption price for any such redemption shall be the face value of all of the then outstanding shares of the Series B Preferred Stock plus an additional amount equal to ten percent (10%) of the face value of such outstanding shares.

      Each share of Series B Preferred Stock is also convertible, at the option of the holder thereof, at any time into a number of fully paid and nonassessable shares of Common Stock and at a price as more particularly described in the Certificate of Designations. Such conversion is subject to anti-dilution provisions as more specifically described in the Certificate of Designations. Finally, upon the successful consummation of the sale of shares of Common Stock of Rio Grande in a registered public offering resulting in gross proceeds to Rio Grande of more than twenty million dollars ($20,000,000) at a price per share of Common Stock as more specifically described in the Certificate of Designations, then effective upon the consummation of such registered public offering, all issued and outstanding shares of Series B Preferred Stock shall automatically be converted into Common Stock at the then effective conversion price as more specifically described in the Certificate of Designations.


Item 7.  Material to Be Filed as Exhibits

      The following are filed as exhibits or appendices to this Schedule 13D:

APPENDIX A Information Concerning Directors and Executive Officers of KEC.

APPENDIX B Information Concerning Directors and Executive Officers of Koch.

EXHIBIT 1  Agreement relating to filing of joint acquisition statement.

EXHIBIT 2 Preferred Stock Purchase Agreement dated as of January 16, 1997 by and between KEC and Rio Grande

EXHIBIT 3 Registration Rights Agreement dated as of January 16, 1997 by and between KEC and Rio Grande

EXHIBIT 4 Stockholders Agreement dated as of January 16, 1997 by and among Robert A. Buschman and Guy Bob Buschman and their spouses, Rio Grande and KEC

EXHIBIT 5 Certificate of Designations of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of Rio Grande, Inc.


                                SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 27, 1997                KOCH EXPLORATION COMPANY



                                       By: /s/ Dale G. Schlinsog
                                           _________________________________

                                       Name:  Dale G. Schlinsog
                                       Title:  Vice President


                                       KOCH INDUSTRIES, INC.



                                       By: /s/ F. Lynn Markel
                                           __________________________________

                                       Name:  F. Lynn Markel
                                       Title:  Executive Vice President




                               Appendix A


  Directors and Executive Officers of Koch Exploration Company ("KEC") and their respective positions with Koch Industries, Inc. ("Koch")




            Name               Position at KEC      Position at Koch
--------------------------   --------------------  -----------------------

Kyle D. Vann               President             Senior Vice President

Diana M. Knigge            Vice President

John C. McMahon            Vice President

Lawrence R. Purtell        Vice President        Secretary

Dale G. Schlinsog          Vice President

H. Allan Caldwell          Secretary             Assistant Secretary

F. Lynn Markel             Treasurer/Director    Executive Vice President -
                                                 Finance & Administration

Donald Lee Cordes          Director              Executive Vice President
                                                 and Special Counsel

W. W. Hanna                Director              Chief Operating Officer

      Each of the foregoing persons is a citizen of the United States. The principal business address of each of such persons is 4111 East 37th Street North, Wichita, Kansas 67220. The present principal occupation or employment of each such person is the position each holds with Koch listed in the far right-hand column above.




                               Appendix B


        Directors and Executive Officers of Koch Industries, Inc.



             Name                              Position
-------------------------------   ------------------------------------------
Charles G. Koch                   Chief Executive Officer

William W. Hanna                  President, Chief Operating Officer and
                                  Director

F. Lynn Markel                    Executive Vice President - Finance &
                                  Administration, Treasurer and Director

Donald Lee Cordes                 Executive Vice President, Special Counsel
                                  and Director

David H. Koch                     Executive Vice President - Chemical and
                                  Director

J. (Joseph) W. (William) Moeller  Executive Vice President - International
                                  and Director

S. V. Varner                      Consultant and Director

Lawrence R. Purtell               Senior Vice President, General Counsel and
                                  Secretary

Diana Kidd                        Controller

E. Pierce Marshall                Director

      Each of the foregoing persons is a citizen of the United States. The principal business address of each of such persons is 4111 East 37th Street North, Wichita, Kansas 67220, and the present principal occupation or employment of each such person, except for Mr. Marshall, is as listed above. Mr. Marshall's principal occupation or employment is as the president emeritus of Marshall Petroleum, Inc. His principal business address is 7600 West Tidwell, Suite 800, Houston, Texas 77040.




                                                               Exhibit 1

      This Agreement is entered into by and among Koch Exploration Company, a Kansas corporation, and Koch Industries, Inc., a Kansas corporation.

      Each of the persons named above hereby agrees that the Schedule 13D to which this Agreement is attached as an exhibit, which is to be filed with the Securities and Exchange Commission, is to be filed on behalf of each such person.

      This Agreement may be executed in multiple counterparts, each of which shall constitute an original.

      IN WITNESS HEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf this 27th day of January, 1997.




                                       KOCH EXPLORATION COMPANY



                                       By: /s/ Dale G. Schlinsog
                                           _________________________________

                                       Name:  Dale G. Schlinsog
                                       Title:  Vice President


                                       KOCH INDUSTRIES, INC.



                                       By: /s/ F. Lynn Markel
                                           _________________________________

                                       Name:  F. Lynn Markel
                                       Title:  Executive Vice President